                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                      ------------------------------------
                                 AMENDMENT NO. 1
                                       TO
                                   SCHEDULE TO
                                  (RULE 13e-4)

                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                      ------------------------------------

                              OAK TECHNOLOGY, INC.
                       (Name of Subject Company (Issuer))

                      ------------------------------------

                              OAK TECHNOLOGY, INC.
                        (Name of Filing Person (Offeror))

                      ------------------------------------

               OPTIONS TO PURCHASE COMMON STOCK, $.001 PAR VALUE,
                     GRANTED TO ELIGIBLE EMPLOYEES UNDER THE
                   OAK TECHNOLOGY, INC. 1994 STOCK OPTION PLAN
                         (Title of Class of Securities)

                                    671802106
                (CUSIP Number of Underlying Class of Securities)

                      ------------------------------------

                                 DAVID J. POWER
                         VICE PRESIDENT, GENERAL COUNSEL
                              OAK TECHNOLOGY, INC.
                                 139 KIFER COURT
                               SUNNYVALE, CA 94086
                                 (408) 737-0888
          (Name, Address, and Telephone Number of Person Authorized to
       Receive Notice and Communications on Behalf of the Filing Persons)

                      ------------------------------------

                                 With a copy to:

                               JOHN L. EISEL, ESQ.
                              CHARLES C. KIM, ESQ.
                         WILDMAN, HARROLD, ALLEN & DIXON
                        225 WEST WACKER DRIVE, SUITE 2800
                                CHICAGO, IL 60606
                                 (312) 201-2000

                            CALCULATION OF FILING FEE


           TRANSACTION VALUE*                         AMOUNT OF FILING FEE
---------------------------------------     ------------------------------------
            $10,318,205                                     $2,064

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 808,080 shares of common stock of Oak Technology, Inc., having an aggregate value of $10,318,205 as of August 10, 2001 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option-pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount previously paid:        $2,064
     Form or Registration No.:      Schedule TO
     Filing party:                  Oak Technology, Inc.
     Date filed:                    August 15, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]  third party tender offer subject to Rule 14d-1.
     [X]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed by Oak Technology, Inc., a Delaware corporation ("Oak Technology" or the "Company"), with the Securities and Exchange Commission on August 15, 2001, relating to our offer to exchange certain options to purchase shares of our common stock, $.001 par value ("Common Stock"), held by eligible employees for new options to purchase shares of our Common Stock at a per share exercise price equal to the fair market value of our Common Stock on the date of issuance upon the terms and subject to the conditions in the Offer to Exchange dated August 15, 2001, and in the related Acceptance Letter, copies of which were attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 12   Exhibits.

     Item 12 of the Schedule TO is hereby amended and restated as follows so as to add a reference to Exhibits (a)(6), (a)(7), (a)(8) and (a)(9), each of which is attached hereto.

     (a)  (1)  Offer to Exchange, dated August 15, 2001.*

          (2)  Form of Acceptance Letter.*

          (3)  Form of Decline Letter.*

          (4)  Form of Notice of Withdrawal.*

          (5)  Form of Cover Letter to Employees Accompanying Offer to
               Exchange.*

          (6)  Form of E-mail communication to Employees.

          (7)  Form of Confirmation of Receipt of Acceptance Letter.

          (8) Questions and Answers Regarding the Stock Option Exchange Program on OakNet.

          (9)  Slides Presentation delivered August 21, 2001.

     (b)  Not applicable.

     (d)  (1)  Oak Technology, Inc. 1994 Stock Option Plan, as amended.*

          (2) Form of New Non-Qualified Option Agreement related to the 1994 Stock Option Plan.*

     (g)  Not applicable.

     (h)  Not applicable.

-------------------------
* Previously filed as an exhibit to the Schedule TO filed by Oak Technology on August 15, 2001.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                           OAK TECHNOLOGY, INC.


                                           /s/ David J. Power
                                           ------------------------------
                                           David J. Power
                                           Vice President, General Counsel


Date:  August 22, 2001

                                INDEX TO EXHIBITS


EXHIBIT
NUMBER         DESCRIPTION
--------       -----------
(a)(1)         Offer to Exchange, dated August 15, 2001.*

(a)(2)         Form of Acceptance Letter.*

(a)(3)         Form of Decline Letter.*

(a)(4)         Form of Notice of Withdrawal*

(a)(5)         Form of Cover Letter to Employees Accompanying Offer to
               Exchange.*

(a)(6)         Form of E-mail communication to Employees.

(a)(7)         Form of Confirmation of Receipt of Acceptance Letter.

(a)(8)         Questions and Answers Regarding the Stock Option Exchange
               Program on OakNet.

(a)(9)         Slides Presentation delivered August 21, 2001.

(d)(1)         Oak Technology, Inc. 1994 Stock Option Plan, as amended.*

(d)(2)         Form of New Non-Qualified Option Agreement related to the
               1994 Stock Option Plan.*

---------------
* Previously filed as an exhibit to the Schedule TO filed by Oak Technology on August 15, 2001.


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